Exhibit 99.1

TROOPS, INC. Announces 2022 Unaudited Interim Financial Results

TROOPS, Inc. (Nasdaq: TROO) ("TROOPS" or the "Company"), a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders, today announced its unaudited operating results for the six months ended June 30, 2022.

2022 Interim Results Overview

Revenue

Our sales were $1.92 million for the six months ended June 30, 2022, which increased by $0.64 million, or 50.0% from $1.28 million for the same period of 2021.  During the six months ended June 30, 2022, we through 11 Hau Fook Street Limited, Vision Lane Limited and Suns Tower Limited earned property lease and management income of $0.54 million, compared to income of $0.52 million in 2021. We through Giant Credit Limited and First Asia Finance Limited earned interest on loans from money lending services of $1.20 million for the six months ended June 30, 2022, compared to $0.64 million for the same period of 2021. We through Giant Financial Service Limited and Apiguru Pty Limited earned financial technology solutions and services income of $0.18 million for the six months ended June 30, 2022, compared to $0.12 million for the same period of 2021.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	For the six months ended June 30,
Revenue by recognition over time	2022	2021
	(Unaudited)	(Unaudited)
Revenue by recognition over time	$1,924	$1,283
	$1,924	$1,283

	For the six months ended June 30,
Revenue by major product line	2022	2021
	(Unaudited)	(Unaudited)
Interest on loans	$1,203	$642
Property lease and management	544	521
Financial technology solutions and services	177	120
	$1, 924	$1,283

Cost of revenues

For the six months ended June 30, 2022, cost of revenues increased by $0.23 million, or 17.2%, to $1.57 million from $1.34 million for the six months ended June 30, 2021. The increase was in line with the revenue growth.

Gross profit /(loss)

Our gross profit was $0.36 million for the six months ended June 30, 2022, compared to gross loss of $0.06 million for the same period of 2021.

General and administrative expenses

General and administrative expenses amounted to approximately $1.18 million for the six months ended June 30, 2022, $0.17 million or 12.6% lower than $1.35 million for the same period of previous year. This decrease was mainly due to lower share based compensation paid to management of approximately $0.26 million.

General and administrative expenses include system development fee, staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Impairment loss of loan and interest receivable

Impairment loss of loan and interest receivable based on historical experience and an estimate of collectability of the loans receivable and interest receivable. Our provision for loan losses and interest receivable were $0.61 million and $nil for the six months ended June 30, 2022 and 2021, respectively.

Gain on change in fair value of warrant derivative liability

Our gain on change in fair value of warrant derivative liability were $nil and $0.25 million for the six months ended June 30, 2022 and 2021, respectively. The gain was due to exercise of warrants, which we issued to our investor and placement agent in May 2017.

Income tax benefit

Income benefit was $0.11 million for the six months ended June 30, 2022, a decrease of $0.04 million, from income tax benefit of $0.15 million for the same period of 2021. Income tax benefit was related to the deferred tax impact on intangible assets and property and plant.

Our PRC entities for the six months ended June 30, 2022 and 2021 were subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%. Our subsidiary in Australia is subject to the Australian lower company tax rate of 25.0%.

Net loss

As a result of the various factors described above, net loss for the six months ended June 30, 2022 was $1.18 million, as compared to $1.19 million for the same period of 2021.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (b) property investment to generate additional rental income and (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS). The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about TROOPS, please visit our investor relations website:

www.troops.co

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS 's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.